# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QVC Group, Inc., CIK 0001355096
CUSIP: 74915M605
Title of class of securities: SERIES A COMMON STOCK
Address of issuer's principal executive offices: 1200 WILSON DRIVE, WEST CHESTER, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 04/16/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-026206
Filed by CIK 0002037867

## Reporting persons
- Asymmetry Point LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Asymmetry Point Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Asymmetry Point Capital LLC is the General Partner of Asymmetry Point LP.
- Mr. Aviv Argaman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Argaman is the fund manager of Asymmetry Point LP and the President and Secretary of Asymmetry Point Capital LLC, the General Partner of Asymmetry Point LP.

## Item 1. Issuer
Name of issuer: QVC Group, Inc.
Address of issuer's principal executive offices: 1200 WILSON DRIVE, WEST CHESTER, PENNSYLVANIA, 19380.

## Item 2. Person Filing
Name of person filing:
Asymmetry Point LP
Asymmetry Point Capital LLC
Mr. Aviv Argaman
Address of principal business office or, if none, residence:
Asymmetry Point LP
100 Biscayne Blvd
Floor 12, Miami, Florida 33132

Asymmetry Point Capital LLC
100 Biscayne Blvd
Floor 12, Miami, Florida 33132

Mr. Aviv Argaman
100 Biscayne Blvd
Floor 12, Miami, Florida 33132
Citizenship:
Asymmetry Point LP is a Delaware limited partnership
Asymmetry Point Capital LLC is incorporated in the state of Florida, USA
Mr. Aviv Argaman is a citizen of Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0 for all Reporting Persons.
Percent of class: 0 for all Reporting Persons.
Sole power to vote or to direct the vote: 0 for all Reporting Persons.
Shared power to vote or to direct the vote: 0 for all Reporting Persons.
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons.
Shared power to dispose or to direct the disposition: 0 for all Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated September 2, 2025 (incorporated by reference to Exhibit A to Schedule 13G filed with the SEC on September 2, 2025).

## Signatures
- Asymmetry Point LP: /s/ Asymmetry Point Capital LLC, General Partner (04/29/2026)
- Asymmetry Point LP: /s/ Aviv Argaman, President and Secretary (04/29/2026)
- Asymmetry Point Capital LLC: /s/ Aviv Argaman, President and Secretary (04/29/2026)
- Mr. Aviv Argaman: /s/ Mr. Aviv Argaman, Aviv Argaman (04/29/2026)